

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 17, 2006

Trevor Stewart Munday
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue,
Rosebank 2196
Republic of South Africa

> **Re: Sasol Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2005**
> **Filed October 26, 2005**
> **File No. 1-31615**

Dear Mr. Trevor Stewart Munday:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting

Form 20-F for the Fiscal Year Ended June 30, 2005
General –

1. We note that on page 37 you state that you are investing $462 million in a new polymer plant in a joint venture with the National Petrochemical Company of Iran. We note also the information in your financial statements regarding the amount of assets, expenditures, capital commitments, revenue and loss associated with your operations in Iran. Finally, we note that a *Reuters* article dated

February 18, 2005, reports that a firm you co-own was fined for the unlicensed sale to Iran of a chemical that can be used to make nuclear weapons.

In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions, please describe for us the extent and nature of any current or anticipated contacts with Iran that are not already disclosed in your filing, including through affiliates, subsidiaries, and other direct or indirect arrangements. Address for us the materiality of your contacts with Iran, and discuss whether your dealings with Iran constitute a material investment risk for your security holders.

In preparing your response, please address materiality not only in quantitative terms, but also in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.

In your materiality discussion, please also address the possibility that products sold into Iran by you or your subsidiaries could be put to military uses, including the manufacture of nuclear weapons as noted in the referenced Reuters article.

2.   In future filings, please revise your risk factor regarding the possible risk that U.S. sanctions may be imposed (p.26) to: 1) disclose that the Iranian Transactions Regulations prohibit or restrict most transactions between U.S. persons and Iran, and that they are stated to have been adopted, in part, as a result of Iranian sponsorship of international terrorism and active pursuit of weapons of mass destruction; and 2) make clear that the Iran and Libya Sanctions Act, now applicable only to Iran, was adopted with the objective of denying those countries the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction.

Item 4.B Business Overview, page 33

Sasol Gas - Natural Gas Project , page 49

3.   We note your disclosure indicating that the Governments of South Africa and
        Mozambique have a call option to acquire 50% of the shares of Rampco. Please
        describe to us in further detail the terms of the call option.

Financial Statements

Statement of Cash Flows, page F-6

4.   We note your disclosure of the explosion at the Secunda West ethylene
        production facilities in which R236 million insurance proceeds were received, net
        of excess payments. Please quantify the total proceeds received and separately
        state what amounts were attributed to property casualty loss and business
        interruption insurance. Tell us how you have categorized these proceeds in your
        statement of cash flows. Additionally tell us the total costs associated with this
        event and whether further costs will be incurred in relation to this incident.

Note 2 Significant Accounting Policies page F-8

Property Plant and Equipment

5.   We note that you use the units of production method to amortize your mining
        costs. Expand your disclosure to clarify when a unit is considered to be produced
        to trigger recording depreciation, depletion and amortization expense.

6.   We note your disclosure that life-of-mine assets are amortized over proved and
        probable reserves using the units of production method. Please expand your
        disclosure to clarify whether the proven and probable reserves used to amortize
        underground development costs are total proven and probable reserves or
        accessible proven and probable reserves.

Exploration and Development Costs, page F-11

Mining

7.   We note your disclosure indicating that you capitalize exploratory costs used to
        determine extended or delineated reserves from your existing proven and
        probable reserves. Please demonstrate how these costs meet the definition of an
        asset under U.S. GAAP and cite the authoritative literature you relied on in
        concluding your policy is appropriate. In this regard it is unclear how your policy
        is within the guidance of item (a)(4) of Industry Guide 7, which may be accessed
        at http://www.sec.gov/divisions/corpfin/forms/ industry.htm#exguide7.

Oil and Gas

8.   We note your disclosures regarding exploratory oil or gas wells that are carried at cost pending the determination of proved reserves. Please tell us the amount of capitalized exploratory costs for which drilling has been completed but for which proved reserves have not been ascertained.

9.   Please expand your disclosure to state the reserve base used to calculate depletion, depreciation or amortization for both acquisition costs and development costs. Refer to paragraphs 30 and 35 of SFAS 19.

10.   We note from your disclosure on page 45 that you trade crude oil with other oil companies. Please clarify whether you enter into buy/sell arrangements and provide the necessary disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm. Refer also to EITF 04-13.

Recent Accounting Pronouncements, page F-21

11.   We note your disclosure of recent accounting pronouncements does not include the potential impact of the adoption of Interpretation No.47 (FIN 47), *Accounting for Conditional Asset Retirement Obligations,* on your financial position or results of operations. Please expand your disclosure accordingly, and describe to us why this would have no impact on your operations or financial position if that is your view.

Note 3 Segment Analysis, page F-28

12.   We note your revenue recognition disclosures for some of your reportable segments. Please expand and modify your disclosures to more fully address how you have applied revenue recognition principles described in SAB Topic 13.A to each of your significant revenue producing activities which you have categorized by segment. Additionally, expand your significant accounting policy disclosures, beginning on page 113 of your document, to the extent necessary, to include a discussion of the arrangements which involve significant judgment and assumptions in applying revenue recognition principles.

Sasol Liquid Fuels Business (LFB), page F-29

13.   Please clarify for us whether you take title to inputs used to produce your liquid fuel products and expand your disclosure to indicate under what type of

arrangements you process and sell your liquid fuel products and address how you have applied SAB Topic 13.A to your arrangements.

Note 13, Joint Ventures page F-53

14.   We note your ownership interests in Tosas Holdings and your indication that consolidation of this entity is not appropriate due to certain approval or veto rights held by minority shareholders. Please describe to us in greater detail these rights and how you concluded you are not required to consolidate, if true.

Note 14, Goodwill and intangible assets, page F-55

15.   We note your disclosure that includes capitalized exploration expenditures as intangible assets. Please tell us the nature of these assets and why you believe they represent intangible assets. Please also clarify if these assets relate exclusively to oil and gas activities or if they also relate to mining activities. Refer also to FSP 141-1.

Note 15, Property, Plant and Equipment, page F-57

16.   We note your disclosures regarding your change in depreciable lives of you assets. Please expand your note disclosure to indicate the effect of your revision on income measures in accordance with paragraph 33 of APB 20, or tell us why you believe this literature would not apply.

17.   In connection with your assessment of increasing asset lives used in your Olefins and Surfactants business, please clarify and disclose the specific facts and circumstances indicating that asset lives should be extended. Please tell us how you considered the effect of recurring operating losses in evaluating the economic lives of these assets along with historical disposal results and impairments as disclosed on page 143 of your filing.

Note 21 Commitments and Contingencies, page F-66

Litigation, F-70

18.   Please expand your disclosure by individual contingency to include assessments
        of the likelihood of loss and obligations using terms as defined in paragraph 3 of
        SFAS 5. In addition, please disclose the matter alleged in the suit in all instances.
        We note your disclosures involving Joel Nagashigo and Dorothy Molefi but are
        unable to discern what the suits allege.

Environmental Orders, page F-73

19.   We note your indication on page 25 that you are taking remedial actions at a
        number of sites due to soil and ground water contamination. We also note your
        indication that you are unable to estimate with certainty the actual amount and
        timing of costs associated with site remediation. Please tell us and disclose the
        range of loss related to these matters and the amounts you have accrued at each
        balance sheet date presented.

Note 25 Supplemental cash flow information, page F-97

20.   We note your disclosure of the reconciliation beginning with earnings attributable
        to shareholders which total to amounts that differ from your reported cash flows
        generated from operating activities in your statement of cash flows. Please revise
        your disclosure to provide a reconciliation of net income to cash flow generated
        from operating activities as reported. Refer to paragraph 30 of SFAS 95.
        Additionally please discretely label your supplemental non-cash flow disclosure
        provided on page F-98 as either relating to financing or investing activities. Refer
        to paragraph 32 of SFAS 95.

Supplemental Oil and Gas Information

Table 3 – Results of Operations for Oil and Gas Producing Activities, page G-3

21.   We note the line item indicating "Future income taxes" in your results of
        operations disclosure. Please clarify this disclosure. It is unclear why you are
        using a measure of future taxes in this presentation. Please refer to paragraph 26
        of SFAS 69.

Petroleum Engineering Comments

Information on the Company, page 28

Business Overview, page 33

Our Activities, page 39

Sasol Synfuels International, page 50

22.   In future filings please remove disclosure concerning proven global resources. You may only disclose proven reserves that are net to your interest in SEC filings.

Oil and Gas Production and Exploration Operation, page 104

Reserves and Production Disclosure, page 104

23.   Tell us how many reserves, if any, in Mozambique are estimated to be produced beyond the 25 year term of the existing gas sales contract. If material, please revise your document to disclose this amount.

Fluctuations in Refining Margins and Crude Oil, Natural Gas and Petroleum Products Prices, page 108

24.   Reconcile for us the fact that you state that your exposure to crude oil price volatility was hedged by entering into a derivative of which 45,000 barrels per day of crude oil were sold forward with the fact that your reserve table indicates that in 2004 you produced 1.8 million barrels of crude oil or 4,932 barrels per day in 2005. And that you have entered into hedging actions for 2006 for 45,000 barrels per day or 30% of your production which also appears inconsistent with your reported production of 1.8 million barrels in 2005.

Supplemental Oil and Gas Information (unaudited), page G-4

25.   You state that you grossed up your reported reserves for the Gabon reserves for income taxes. Tell us the basis for doing this and the resulting impact on your proved reserves.

Mining Engineering Comments

General

26.   Companies sometimes include in their reserve estimates small tracks of coal lands that are not large enough to be mined by themselves. This action is based on the

assumption that the lands between the company's main block and the small track will be acquired before the reserves are to be mined. Note however that Industry Guide 7 requires all reserves to meet the definition for reserves at the time of the reserve determination. Supplementally indicate if any of your reserve estimates include tonnages from small un-minable tracks that might be mined if intervening lands or reserves are acquired.

Sasol Mining, page 39

27.   Disclose appropriate public free-market source information for the local coal sales, transfer pricing, and the international coal market sales price. A graph following the coal production table illustrating the salable coal price information for the last five years will provide the average investor with sufficient information regarding market conditions.

28.   Separate from this filing, provide a table showing total annual mine revenue, transfer pricing revenue (internal sales), external sales revenue, annual mine operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profit or loss separately for all mines for which you have designated "reserves" for the last three years. Provide another table showing the last three years annual weighted average price received for your coal product. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

Reserve Estimation (Remaining Reserves at 31 March 2005), page 100

29.   In the reserve table, group the mines and associated reserve blocks and disclose the following for each mine (add another table, if necessary due to space limitations):
   • Indicate whether the reported tonnages are dry tonnes or wet tonnes. Disclose the average in-situ moisture content.
   • Indicate the tonnages that are "assigned" to an existing mine and those that have not been "assigned." By "assigned" and "unassigned," we mean the following:
      – Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others.

      – Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property. The primary reason for this distinction is to inform investors, which coal reserves

> will require substantial capital investments before production can begin.

- Disclose if the coal is steam or metallurgical quality. Disclose the heat content (BTU or Metric equivalent) and the weight percent sulfur. Do not report BTU content as "dry," but include natural moisture in the calculation.
- If coal is reported as in-situ or tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.
- Provide totals to the table where appropriate.

30. Provide a separate table that lists "unassigned" reserves with their particular location, tonnage, BTU, sulfur and ash content, and ownership/lease characteristics, if they have not already been disclosed in your mine reserve table. Supplementally provide larger scale maps that show the location and extent of your unassigned reserves. Distinguish between unassigned reserves you include in your reserve table and other unassigned reserves.

31. As moisture can be as much as a third of a coal sample, reporting "dry" coal can inflate BTU values as much as 50 percent. You should be reporting all production and reserve tonnages and the BTU, or Metric equivalent values, on the same basis as your industry marketing terms. That may be on an "as received" basis, which would include the amount of moisture coal samples have when they are received by your analytical laboratory. Revise your text and tables to report all BTU values on an "as received" basis, if appropriate.

32. Supplementally provide a discussion about:

- Whether all permits and other authorizations necessary to operate your mines are in place.
- Is there any evidence that any of your operating permits or authorizations cannot be routinely renewed?
- Have any of your reported reserves been denied an operating permit?

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 or in his absence Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief